# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Asset Entities Inc., CIK 0001920406
CUSIP: 862945102
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 100 CRESCENT CT, SUITE 1400, DALLAS, Texas (TX), 75201
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001214822

## Reporting persons
- STEADFAST CAPITAL MANAGEMENT LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- American Steadfast, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Steadfast International Master Fund Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Robert S. Pitts, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Asset Entities Inc.
Address of issuer's principal executive offices: 100 CRESCENT CT, SUITE 1400, DALLAS, Texas, 75201

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this statement on Schedule 13G (collectively, the "Reporting Persons") are:
- Steadfast Capital Management LP, a Delaware limited partnership (the "Investment Manager").
- American Steadfast, L.P., a Delaware limited partnership ("American Steadfast").
- Steadfast International Master Fund Ltd., a Cayman Islands exempted company (the "Offshore Fund").
- Robert S. Pitts, Jr., a United States Citizen ("Mr. Pitts").
Mr. Pitts is the controlling principal of the Investment Manager. The Investment Manager has the power to vote and dispose of the securities held by American Steadfast and the Offshore Fund.
Address of principal business office or, if none, residence:
The business address of each of Mr. Pitts, the Investment Manager and American Steadfast is 450 Park Avenue, 20th Floor, New York, New York 10022.
The business address of the Offshore Fund is c/o Morgan Stanley Fund Services (Cayman) Ltd., 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.
Citizenship:
Each of the Investment Manager and American Steadfast is a limited partnership formed under the laws of the State of Delaware.
The Offshore Fund is an exempted company formed under the laws of the Cayman Islands.
Mr. Pitts is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the close of business on September 30, 2025, the Reporting Persons no longer owned any shares of Common Stock.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibits A and B to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on June 30, 2025.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- STEADFAST CAPITAL MANAGEMENT LP: /s/ Robert S. Pitts, Jr., Robert S. Pitts, Jr., President (11/14/2025)
- American Steadfast, L.P.: /s/ Robert S. Pitts, Jr., Robert S. Pitts, Jr., President of Steadfast Capital Management LP, Attorney-in-Fact (11/14/2025)
- Steadfast International Master Fund Ltd.: /s/ Sheena Koshy, Sheena Koshy, Director (11/14/2025)
- Robert S. Pitts, Jr.: /s/ Robert S. Pitts, Jr., Robert S. Pitts, Jr. (11/14/2025)